CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit or Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)
Common Stock, $0.01 par value per share	2,570,800 shares	---	---	---

(1)
Pursuant to Rule 415(a)(6) under the Securities Act of 1933, as amended, a registration filing fee of $6,257.32 related to the 2,570,800 shares of common stock included herein that were previously registered on Registration Statement No. 333-141879 pursuant to the prospectus supplement filed by Home Properties, Inc. on December 3, 2009, will continue to apply to such unsold securities.

Filed pursuant to Rule 424(b)(5)
Registration Statement No. 333-165165

Prospectus Supplement, dated March 3, 2010
To Prospectus dated March 3, 2010

HOME PROPERTIES, INC.

2,570,800 Shares of Common Stock
_________________________________

On December 3, 2009, we entered into a sales agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp. (which we refer to collectively as the “Sales Agents”) relating to the offering of our common stock, par value $0.01 per share, made by this prospectus supplement and the accompanying prospectus.

In accordance with the terms of the sales agreement, we could initially offer and sell up to 3,700,000 shares of our common stock from time to time through one of the Sales Agents, acting as our sales agent, of which 871,600 shares of common stock had been issued as of December 31, 2009.  As of the date of this prospectus supplement, we may offer and sell up to 2,570,800 shares of our common stock from time to time through one of the Sales Agents, acting as our sales agent.  Sales of the shares will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, or NYSE, or otherwise at market prices prevailing at the time of sale or negotiated transactions, or as otherwise agreed with either Sales Agent.  Each Sales Agent is entitled to compensation not to exceed 2% of the gross sales price per share for any shares sold by that Sales Agent as our sales agent.  Subject to the terms and conditions of the sales agreement, each Sales Agent will use its reasonable efforts to sell on our behalf any shares of common stock to be offered by us under the sales agreement.  The offering of common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of all the shares of our common stock subject to the sales agreement, and (2) the termination of the sales agreement by the Sales Agents or us.

Under the terms of the sales agreement, we also may sell shares to either of the Sales Agents as principal, at a price per share to be agreed upon at the time of sale.  If we sell shares to a Sales Agent acting as principal, we will enter into a separate terms agreement with that Sales Agent, and we will describe the agreement in a separate prospectus supplement or pricing supplement.  If a Sales Agent engages in special selling efforts, as that term is used in Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sales Agent will receive from us a commission to be agreed upon at the time of sale.

Our common stock is listed on the New York Stock Exchange under the symbol “HME.”  The last reported sale price of our common stock on the New York Stock Exchange on March 2, 2010, was $45.40 per share.

Investing in our common stock involves various risks.  See “Risk Factors” beginning on page S-3 of this prospectus supplement and on page 1 of the accompanying prospectus and the risks disclosed in our periodic reports incorporated by reference in this prospectus supplement and the accompanying prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT OR THE PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

BofA Merrill Lynch                                                                                                BMO Capital Markets
_________________________________

The date of this prospectus supplement is March 3, 2010

TABLE OF CONTENTS

Prospectus Supplement

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	1
The Company	2
The Offering	2
Risk Factors	3
Use of Proceeds	3
Plan of Distribution	4
Where You Can Find More Information	6
Legal Matters	7
Experts	7

PROSPECTUS

Home Properties	1
Risk Factors	1
About This Prospectus	1
Where You Can Find More Information	2
Use of Proceeds	3
Ratio of Earnings to Fixed Charges	3
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	4
Description of Capital Stock	4
Description of Debt Securities	12
Federal Income Tax Considerations	19
Other Tax Consequences	35
Plan of Distribution	35
Experts	37
Legal Matters	37

We are providing information to you about our common stock and this offering in two separate documents.  This prospectus supplement describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus.  In addition, the accompanying prospectus provides general information about securities we may offer from time to time, including the common stock being offered by this prospectus supplement.  Some of the information in the accompanying prospectus may not apply to this offering.  If the information in this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement. The prospectus and this prospectus supplement form a part of a registration statement filed by us with the Securities and Exchange Commission.

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus and any relevant free writing prospectus.  We have not, and neither Sales Agent has, authorized anyone to provide you with any other information.  If you receive any information not authorized by us, you should not rely on it.  We are not, and the Sales Agents are not, making an offer to sell the common stock in any jurisdiction where the offer or sale is not permitted.  You should not assume that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or any relevant free writing prospectus is accurate as of any date other than its respective date.

References to “Home Properties,” “we,” “our,” “us,” or “the company” in this prospectus supplement refer to, unless the context otherwise requires, Home Properties, Inc., a Maryland corporation, Home Properties, L.P., a New York limited partnership (which we refer to as the “operating  partnership”) and their subsidiaries.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus, and the information incorporated by reference in them include “forward-looking statements” within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.  Some examples of forward-looking statements include statements related to acquisitions (including any related pro forma financial information), future capital expenditures, potential development and redevelopment opportunities, projected costs and rental rates for development and redevelopment projects, financing sources and availability, and the effects of environmental and other regulations on our business or prospects.  Although we believe that the expectations reflected in those forward-looking statements are based upon reasonable assumptions, those statements are subject to known and unknown uncertainties, including risks which we believe are not currently material to our business and prospects but that may adversely affect our results or operations in the future.  The actual events or results may differ materially and we can give no assurance that our expectations will be achieved.  Some of the words used to identify forward-looking statements include “believes,” “anticipates,” “plans,” “expects,” “seeks,” “estimates,” and similar expressions.  Information which is not based on historical facts is forward-looking and is not a representation that the results or conditions described in such statements will be achieved or that our current plans and objections will be realized.  You should exercise caution in interpreting forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements.

Factors that may cause our actual results to differ materially from our stated expectations include, among others:

• general economic conditions,

• local real estate conditions in the markets where our properties are located,

• the weather and other conditions that might affect operating expenses,

• the timely completion of repositioning activities and development within anticipated budgets,

• the actual pace of future development, acquisitions and sales, and

• continued access to capital to fund growth.

For a more detailed discussion of some of the risk factors we have identified, see the section entitled “Risk Factors” below and in the accompanying prospectus as well as the risks described in our periodic reports incorporated by reference in this prospectus supplement and the accompanying prospectus.   You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.  We do not undertake to update our forward-looking statements to reflect the impact of circumstances or events that arise after the date of the forward-looking statements, except as required by applicable law.

THE COMPANY

Home Properties is a self-administered and self-managed real estate investment trust, or REIT, that owns, operates, acquires, develops and rehabilitates apartment communities.  The company’s properties are regionally focused, primarily in selected Northeast, Mid-Atlantic and Southeast Florida markets along the East Coast of the United States.  The company was formed in November 1993 to continue and expand the operations of Home Leasing Corporation.

Home Properties conducts its business through its operating partnership and a management company – Home Properties Resident Services, Inc., which is a Maryland corporation.  At December 31, 2009, the company held approximately 74.7% (71.7% at December 31, 2008) of the limited partnership units in the Operating Partnership.

As of December 31, 2009, we operated 107 communities with 36,947 apartment units.  Of these, we own and manage 35,797 units in 105 communities, we partially own as general partner and manage 868 units in one community, and we manage 282 units in one community for other owners.

THE OFFERING

Issuer	Home Properties, Inc., a Maryland corporation
Common Stock Offered	Up to 3,700,000 shares of our common stock, par value $0.01 per share, of which 2,570,800 shares remain unsold. 871,600 shares of common stock have been issued as of December 31, 2009.
Use of Proceeds
We intend to use the net proceeds from any common stock sold in this offering for general corporate purposes, which may include the repayment of indebtedness, working capital, capital expenditures, acquisitions, development and redevelopment of apartment communities.  Pending use for these purposes, we may invest proceeds from the sale of the securities in short-term marketable securities.  See “Use of Proceeds.”

Risk Factors
Before deciding to invest in shares of our common stock, you should read carefully the risks set forth under the caption “Risk Factors” beginning on page S-3 of this prospectus supplement and on page 1 of the accompanying prospectus, and the risks described in our periodic reports incorporated by reference in this prospectus supplement and the accompanying prospectus.

New York Stock Exchange Symbol	HME

RISK FACTORS

An investment in our common stock is subject to uncertainties and risks.  Please carefully consider the risk factors described below, in the accompanying prospectus, and in our periodic reports filed with the Securities and Exchange Commission, including the risk factors incorporated by reference from our most recent annual report on Form 10-K, as updated by our quarterly reports on Form 10-Q, as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus.  See “Where You Can Find More Information” below.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business or prospects.  The risk factors we describe contain or refer to certain forward-looking statements.  You should review the explanation of the limitations of forward-looking statements contained in the “Special Note Regarding Forward-Looking Statements.”

The market value of our common stock could be substantially affected by various factors. Market volatility may adversely affect the market price of our common stock.  As with other publicly traded securities, the market price of our common stock depends on many factors, which may change from time to time, including:

• our financial condition, performance, liquidity and prospects;

• the market for similar securities issued by REITs;

• changes in estimates by analysts;

• our ability to meet analysts’ estimates;

• our compliance with generally accepted accounting principles;

• prevailing interest rates;

• our credit rating; and

• general economic, capital markets and real estate market conditions.

Our issuance of additional capital stock or debt securities, whether or not convertible, and sales of our common stock upon exchange of operating partnership units may reduce the market price for shares of our common stock and dilute the ownership interests of existing stockholders. We cannot predict the effect, if any, that future issuances of our capital stock or debt securities, including sales pursuant to the sales agreement, by holders of operating partnership units, or other stockholders, or the availability of our securities for future sale, will have on the market price of our common stock.  Issuances of substantial amounts of our common stock or any preferred stock, warrants, options or debt securities convertible into or exercisable or exchangeable for common stock in the public market, or the perception that such issuances might occur, could negatively impact the market price of our common stock.  Our issuance of any additional equity securities could be dilutive to holders of our common stock, including purchasers of common stock in this offering.

In addition, we may issue additional stock in the future to raise capital, directly into the capital markets or pursuant to our stock purchase and dividend reinvestment plan, or to provide equity compensation.

Legislative or regulatory action could adversely affect purchasers of our common stock.  In recent years, numerous legislative, judicial and administrative changes have been made in the provisions of the federal income tax laws applicable to investments in common stock.  Changes are likely to continue to occur in the future, and we cannot assure you that any of these changes will not adversely affect the value of our stock.  Any of these changes could have an adverse effect on a stockholder from an investment in our common stock or on the market value or resale potential of our common stock.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our common stock in this offering for general corporate purposes, which may include the repayment of indebtedness, working capital, capital expenditures, acquisitions, development and redevelopment of apartment communities.  As of December 31, 2009, sales of our common stock in this offering had generated $39.8 million in gross proceeds.  Pending use for these purposes, we may invest proceeds from the sale of the securities in short-term marketable securities.  The precise amount and timing of sales of any common stock will be dependent on market conditions and the availability and cost of other funds to us.

An affiliate of BMO Capital Markets Corp. is a lender under our unsecured revolving credit facility. To the extent we use the net proceeds of this offering to repay debt outstanding under that facility, that lender will receive a pro rata portion of the net proceeds used to repay the debt.

PLAN OF DISTRIBUTION

We have entered into a sales agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated and BMO Capital Markets Corp. to act as our sales agents.  We may issue and sell over a period of time and from time to time up to 3,700,000 shares of our common stock through the Sales Agents.  Of the initial 3,700,000 shares of our common stock available for sale under the sales agreement, 2,570,800 shares remain.   Sales of the shares to which this prospectus supplement and the accompanying prospectus relate, if any, will be made by means of ordinary brokers’ transactions on the NYSE, or otherwise at market prices prevailing at the time of sale or negotiated transactions, or as otherwise agreed with the Sales Agents.  As our sales agents, the Sales Agents will not engage in any transactions that stabilize our common stock.

The Sales Agents will offer the shares of our common stock subject to the terms and conditions of the sales agreement on a daily basis or as otherwise agreed upon by us and either Sales Agent.  We will designate the maximum amount of shares of common stock to be sold through one of the Sales Agents on a daily basis or otherwise determine such maximum amount together with that Sales Agent.  Subject to the terms and conditions of the sales agreement, each Sales Agent will use its reasonable efforts to sell on our behalf all of the shares of common stock so designated or determined.  We may instruct the Sales Agents not to sell shares of common stock if the sales cannot be effected at or above the price designated by us in any such instruction.  We or the Sales Agents may suspend the offering of shares of common stock being made through either of the Sales Agents under the sales agreement upon proper notice to the other party.

For its service as sales agent in connection with the sale of shares of our common stock that may be offered hereby, we will pay a fee not to exceed 2% of the gross sales price per share for any shares sold by that Sales Agent acting as our sales agent.  The remaining sales proceeds, after deducting any expenses payable by us and any transaction fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal our net proceeds from the sale of such shares.  If a Sales Agent engages in special selling efforts, as that term is used in Regulation M under the Exchange Act, the Sales Agent will receive from us a commission to be agreed upon at the time of sale.

The Sales Agents will provide written confirmation to us following the close of trading on the NYSE each day in which shares of common stock are sold by one of the Sales Agents for us under the sales agreement.  Each confirmation will include the number of shares sold on that day, the gross sales price per share, the compensation payable by us to the applicable Sales Agent and the proceeds to us net of such compensation.

Settlement for sales of common stock will occur, unless the parties agree otherwise, on the third business day following the date on which any sales were made in return for payment of the proceeds to us net of compensation paid by us to the applicable Sales Agent.  There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

We will deliver to the NYSE copies of this prospectus supplement and the accompanying prospectus pursuant to the rules of the NYSE.  Unless otherwise required, we will report at least quarterly the number of shares of common stock sold through the Sales Agents under the sales agreement, the net proceeds to us, and the compensation paid by us to the Sales Agents in connection with the sales of common stock.

The Sales Agents have determined that our common stock is an “actively-traded security” excepted from the requirements of Rule 101 of Regulation M under the Exchange Act by Rule 101(c)(1) under that Act. If a Sales Agent or we have reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied, that party will promptly notify the other and sales of common stock under the sales agreement will be suspended until that or other exemptive provisions have been satisfied in the judgment of the Sales Agent and us.

Under the terms of the sales agreement, we also may sell shares to Merrill Lynch, Pierce, Fenner & Smith Incorporated or to BMO Capital Markets Corp. as principal, at a price agreed upon at the time of sale.  If we sell shares to Merrill Lynch, Pierce, Fenner & Smith Incorporated or to BMO Capital Markets Corp., as principal, we will enter into a separate terms agreement with that Sales Agent setting forth the terms of such transaction, and we will describe the agreement in a separate prospectus supplement or pricing supplement.

In connection with the sale of common stock through a Sales Agent on our behalf, that Sales Agent may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the Sales Agents may be deemed to be underwriting commissions or discounts.  We have agreed in the sales agreement to provide indemnification and contribution to the Sales Agents against certain civil liabilities, including liabilities under the Securities Act.

In the ordinary course of its business, the Sales Agents and/or its affiliates have in the past performed, and may continue to perform, investment banking, broker dealer, lending, financial advisory or other services for us for which they have received, or may receive, separate fees.

We estimate that the total expenses of the offering payable by us, excluding commissions and discounts payable to the Sales Agents under the sales agreement, will be approximately $125,000.

The offering of common stock pursuant to the sales agreement will terminate upon the earlier of (1) the sale of 3,700,000 shares of our common stock and (2) the termination of the sales agreement, pursuant to its terms, by the Sales Agents or us.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy reports, statements or other information at the SEC’s public reference facilities in Washington D.C., at 100 F Street, N.E., Washington D.C. 20549.  You may call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.  Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at http://www.sec.gov.  You can also review copies of our SEC filings at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.  You may also find copies of our periodic reports, proxy statements and other SEC filings on our website at www.homeproperties.com (information on our website is not part of or incorporated by reference in this prospectus supplement or the accompanying prospectus).

We have filed with the SEC a registration statement on Form S-3 covering the shares of common stock offered by this prospectus supplement.  This prospectus supplement and the accompanying prospectus are part of that registration statement and, as permitted by the SEC’s rules, does not contain all the information set forth in the registration statement.  For further information, you may refer to the registration statement and to the exhibits and schedules filed as part of the registration statement.  You can review and copy the registration statement and its exhibits and schedules at the public reference facilities maintained by the SEC as described above.  The registration statement, including its exhibits and schedules, is also available on the SEC’s web site.  We will also file and distribute or make available a prospectus supplement with respect to any securities we, or a selling securities holder, may sell under the registration statement.  This prospectus supplement must be read in conjunction with the accompanying prospectus.

The SEC allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus information in other documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is considered to be part of this prospectus supplement and the information that we file with the SEC later, but prior to the completion of any particular sale of our common stock offered by this prospectus supplement, will automatically update and supersede this information.  We incorporate by reference the documents listed below, as amended, and any future filings we make with the SEC under Sections 13(a),  13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the completion of any particular sale of our common stock offered by this prospectus supplement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

•	Annual Report on Form 10-K for the year ended December 31, 2009, and filed with the SEC on February 26, 2010;

•	Our definitive Proxy Statement dated April 2, 2009, and filed with the SEC on April 1, 2009, in connection with our Annual Meeting of Stockholders held on May 5, 2009;

•	Current Report on Form 8-K filed on February 18, 2010; and

•	The description of the common stock set forth in our registration statement on Form 8-A, dated June 8, 1994, including all amendments and reports filed for the purpose of updating that description.

Information in this prospectus supplement and the accompanying prospectus supersedes related information in the documents listed above, and information incorporated herein and therein from subsequently filed documents supersedes related information in this prospectus supplement, the accompanying prospectus and the previously incorporated documents.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or calling us at the following address:

Home Properties, Inc.
Attention: Investor Relations
850 Clinton Square
Rochester, New York 14604
Telephone number: (585) 546-4900

LEGAL MATTERS

Certain legal matters in connection with this offering have been passed upon for us by Nixon Peabody LLP. Sidley Austin LLP has acted as counsel to the Sales Agents.

EXPERTS

The financial  statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated  in this prospectus supplement by  reference to the Annual Report on Form 10-K for the year ended December 31, 2009, have been so incorporated in reliance on the report of PricewaterhouseCoopers  LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS